Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

The following announcement was issued by Technip S.A. on May 19, 2016.

PRESS RELEASE

FMC Technologies and Technip to Combine:

Driving Change by Redefining the Production and Transformation of Oil and Gas

Strategic Highlights

•	Creates a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation

•	Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond

•	Accelerates growth: broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success

•	The combined company will be called TechnipFMC. It brings together two complementary market leaders and their talented employees, building on the proven success of their existing alliance, enabling rapid integration.

Financial Highlights

•	Combined 2015 revenue of $20 billion and EBITDA (1i) of $2.4 billion; $20 billion backlog on March 31, 2016

•	All-stock transaction: Technip shareholders to receive 2.0 shares of the combined company for each share of Technip; FMC Technologies shareholders to receive 1.0 share of the combined company for each share of FMC Technologies; TechnipFMC to be listed on the New York and Paris stock exchanges

•	Expected to deliver at least $400 million in annual pretax cost synergies in 2019

•	Significantly accretive to both companies’ earnings per share

•	One of the strongest balance sheets in the industry

Paris and Houston, May 19, 2016 —Technip (Euronext: TEC) and FMC Technologies, Inc. (NYSE: FTI) today announce that the companies will combine to create a global leader that will drive change by redefining the production and transformation of oil and gas. The combined company, which will be called TechnipFMC, would have an equity value of $13 billion based on pre-announcement share prices.

The companies have entered into a Memorandum of Understanding (MOU) and expect to execute a definitive business combination agreement to combine the companies in an all-stock merger transaction. Under the terms of the MOU, Technip shareholders will receive two shares of the new company for each share of Technip, and FMC Technologies shareholders will receive one share of the new company for each share of FMC Technologies. Each company’s shareholders will own close to 50 percent of the combined company.

The transaction brings together two market leaders and their talented employees, building on the proven success of their existing alliance and joint venture, Forsys Subsea, uniting innovative

(1)    EBITDA before restructuring, impairment and other exceptional items as defined by both companies in their respective previous public filings

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technologies, common cultures and values, enabling rapid integration. The combined company will offer a new generation of comprehensive solutions in Subsea, Surface and Onshore/Offshore to reduce the cost of producing and transforming hydrocarbons. TechnipFMC’s flexible commercial model will provide both integrated and discrete solutions to customers across the value chain. With more than 49,000 employees operating in over 45 countries, TechnipFMC generated 2015 combined revenue of approximately $20 billion and combined 2015 EBITDA of approximately $2.4 billion. As of March 31, 2016, the two companies together had consolidated backlog of approximately $20 billion.

John Gremp, Chairman and Chief Executive Officer of FMC Technologies, said, “This is a compelling combination that will create significant additional value for clients and all shareholders, by expanding the success that FMC Technologies and Technip have achieved through our alliance and joint venture, to capitalize on new opportunities and drive accelerated growth.”

Thierry Pilenko, Technip Chairman and Chief Executive Officer, who will serve as Executive Chairman of TechnipFMC, stated, “Technip and FMC Technologies both have long track records of innovation and commitment to helping their clients meet the challenges of the oil and gas industry. A year ago, we were at the forefront of recognizing the importance of a broader view of our clients’ challenges and seized the opportunity that working together in our alliance could bring. Today we want to take this strategy further and across the full footprint of the two companies. We have complementary skills, technologies and capabilities which our customers can access on an integrated basis or separately as they prefer. Together, TechnipFMC can add more value across Subsea, Surface and Onshore/Offshore, enabling us to accelerate our growth. I am confident that we can quickly demonstrate the power of TechnipFMC to our clients, our people and our shareholders.”

Doug Pferdehirt, President and Chief Operating Officer of FMC Technologies, who will serve as the CEO of TechnipFMC, added, “Our alliance has shown that as customers evaluate solutions, they are involving us in the process earlier and to a greater degree than ever before. The more they seek our recommendations and new products, the more we differentiate ourselves from the competition. This transaction will allow us to deliver even greater benefits to our customers through a broadened portfolio that provides a unique set of integrated technologies and competencies that are underpinned by a history of developing rich partnerships and creating customer success. We look forward to rapidly bringing together the outstanding employees and cultures of both companies, as well as the complementary capabilities of our organizations, to position the combined company at the forefront of a new generation of solutions for the oil and gas industry.”

Strategic Benefits of the Combination

•	Creates a leader in Subsea, Surface and Onshore/Offshore, driven by technology and innovation: The new company will combine Technip’s innovative systems and solutions, state of the art assets, engineering strengths and project management capabilities with FMC Technologies’ leading technology, manufacturing and service capabilities. Together, TechnipFMC will engage with customers earlier in the development process to design, deliver and install more comprehensive solutions, redefining the production and transformation of hydrocarbons.

•	Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond: The combined company allows for a simplified, go-to-market strategy that spans from individual products or services to fully integrated solutions. With a single interface to ensure seamless execution, the combined company will significantly reduce the cost of development for customers for both new and existing fields.

•	Accelerates growth: broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success: The combined company will leverage both FMC Technologies’ and Technip’s competencies to accelerate technology innovation, integrate and improve project execution and reduce costs for customers. It will expand on

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competencies in digital life-of-field and data management services to reduce maintenance and enhance production.

•	TechnipFMC brings together two complementary market leaders and their talented employees, building on the proven success of their existing alliance, enabling a rapid integration: The combined company expects its global reach, flexibility, advanced engineering capabilities, and distinctive technologies and competencies will position it as a global industry leader. Bringing together the two companies’ common cultures, talented employees and customer portfolios is also expected to drive profitable growth and value creation.

Financial Benefits of the Combination

•	All-stock transaction expected to deliver at least $400 million in annual pretax cost synergies: The combined company will quickly implement its new organizational plan following closing. The combined company expects to achieve pretax cost synergies of approximately $200 million in 2018, and of at least $400 million in 2019 and thereafter. These cost synergies are in addition to the cost saving to be delivered through the plans that the two companies have separately announced previously. The cost synergies are primarily related to supply chain efficiencies, real estate, infrastructure optimization and other corporate and organizational efficiencies. Therefore, this transaction is expected to be significantly accretive to both companies’ earnings per share. In addition, revenue synergies are expected to be achieved from the integrated subsea project execution model.

•	Diversifies revenue mix and drives cash flow: The combined company had a consolidated backlog of $20 billion as of March 31, 2016, providing revenue visibility over the mid-term. This backlog will drive well-diversified cash flow, providing financial strength and flexibility for continued investment in strategic initiatives as well as research and development. All of these elements make both Technip and FMC Technologies confident in the combined company’s ability to fund both an annual cash dividend and a share repurchase program.

•	One of the strongest balance sheets in the industry: The all-stock transaction will create a company with a solid and sustainable capital structure by combining two of the strongest balance sheets in the industry. Bringing together two industry leaders will drive profitable growth and value creation, especially as market conditions improve.

Transaction Terms

Under the terms of the agreement, FMC Technologies and Technip will be merged into a new entity. At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC.

Leadership, Governance, Structure

Technip Chairman and CEO, Thierry Pilenko, will serve as Executive Chairman of TechnipFMC’s Board of Directors. Doug Pferdehirt, currently FMC Technologies’ President and COO, will serve as CEO of TechnipFMC. FMC Technologies announced on May 9, 2016 that Doug Pferdehirt will be appointed as CEO of FMC Technologies effective September 1, 2016.

The Board of Directors will consist of seven members designated by FMC Technologies, including Doug Pferdehirt, and seven members designated by Technip, including Thierry Pilenko. The governance principles provide for clear and balanced corporate governance and leadership.

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The group will organize its activities into five business units covering Surface, Subsea Services, Products, Subsea Projects, and Onshore/Offshore, with the first two headquartered in Houston and the others in Paris.

The TechnipFMC senior management team will include executives from both companies. The heads of the above business units have been identified and will be communicated in due course along with the other senior functional and operational executives of the company.

Headquarters

TechnipFMC will have its operational headquarters in Paris, France, (where the Executive Chairman will have his principal office), in Houston, Texas, USA (where the CEO will have his principal office) and in London, United Kingdom (where the Forsys Subsea JV is headquartered and the new corporation will be domiciled).

The global Integrated Research and Development center will be located in France and is expected to grow as it drives innovation and technology throughout the new company.

Upon closing, TechnipFMC shares will trade on the New York Stock Exchange and on the Paris Euronext Stock Exchange.

Timing and Approvals

The business combination was unanimously approved by the eligible directors of the Boards of both companies. The transaction is expected to close early in 2017, subject to the approval of both Technip and FMC Technologies shareholders, regulatory approvals and consents, as well as other customary closing conditions. Bpifrance Participations and IFPEN, shareholders of Technip, support the transaction as presented.

Advisors

Goldman Sachs and Rothschild are acting as financial advisors and Darrois Villey Maillot Brochier and Davis Polk & Wardwell LLP are serving as legal counsel to Technip. Evercore and Société Générale are acting as financial advisors and Latham & Watkins LLP is serving as legal counsel to FMC Technologies.

Memorandum of Understanding

The Memorandum of Understanding documentation will be made available on the Securities and Exchange Commission (SEC) website at https://www.sec.gov/edgar.shtml

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Practical information

On Thursday, May 19, 2016

Investor Calls at 09:30am CET and again at 02:00pm CET/08:00am EST

Press Conference at 10:45am CET at 89 Avenue de la Grande Armée, 75116 Paris

Investor Calls Details

Investor Call 1, at 09:30am Paris time (London 08:30am, New York 03:30am)

FR: +33 (0) 1 70 77 09 38
UK: +44 (0) 207 107 1613
US (Free): +1 866 907 59 28

Investor Call 2, at 08:00am New York time (Paris 02:00pm, London 01:00pm)

FR: +33 (0) 1 70 77 09 41

UK: +44 (0) 203 367 9456

USA (Free): +1 866 907 59 25

Replays – available for 90 days

All details available on Technip’s and FMC Technologies’ websites

Press Conference Details

10:45-11:45am CET at 89 Avenue de la Grande Armée, 75116 Paris.

Held by Thierry Pilenko, Chairman and CEO of Technip, and Doug Pferdehirt, President and Chief Operating Officer of FMC Technologies

About Technip

Technip is a world leader in project management, engineering and construction for the energy industry. From the deepest Subsea oil & gas developments to the largest and most complex Offshore and Onshore infrastructures, our 32,500 people are constantly offering the best solutions and most innovative technologies to meet the world’s energy challenges. Present in 45 countries, Technip has state-of-the-art industrial assets on all continents and operates a fleet of specialized vessels for pipeline installation and subsea construction. Technip shares are listed on the Euronext Paris exchange, and its ADR is traded in the US on the OTCQX marketplace as an American Depositary Receipt (OTCQX: TKPPY). Visit us at www.technip.com

About FMC Technologies

FMC Technologies, Inc. (NYSE: FTI) is the global market leader in subsea systems and a leading provider of technologies and services to the oil and gas industry. We help our customers overcome their most difficult challenges, such as improving shale and subsea infrastructures and operations to reduce cost, maintain uptime, and maximize oil and gas recovery. The company has approximately 16,500 employees and operates 29 major production facilities and services bases in 18 countries. Visit www.fmctechnologies.com or follow us on Twitter @FMC_Tech for more information.

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For more information, contact

For Technip	For FMC Technologies
Investors Aurélia Baudey-Vignaud P : +33 (0) 1 85 67 43 81 abaudeyvignaud@technip.com Elodie Robbe-Mouillot P: +33 (0) 1 85 67 43 86 erobbemouillot@technip.com	Investors Matt Seinsheimer P: 281.260.3665 investorrelations@fmcti.com

Media

Christophe Bélorgeot

P : +33 (0) 1 47 78 39 92

cbelorgeot@technip.com

Laure Montcel

P : +33 (0) 1 49 01 87 81

lmontcel@technip.com

Charles Fleming

P: +33 (6) 14 45 05 22

charles.fleming@havasww.com

Media Lisa Albiston P: 281.610-9076 media.request@fmcti.com Lisa Adams P: 281.405.4659 media.request@fmcti.com

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to

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realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents files with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents files with the SEC with Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN

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THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com or by contacting Technip’s Investor Relations.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s annual report for the year ended December 31, 2015 files with the AMF and can be obtained free of charge from the sources indicated above.

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